09045487

centrica

082-04578

SUPPL

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 3 March, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages **4** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

RECEIVED 2009 MAR -5 A 9:55

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

3 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 3 March 2009 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 2 March 2009 held through the Trustee:

Directors	Number Of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	69	1,004,617
Sam Laidlaw	69	648,024
Nick Luff	69	368,505
Persons Discharging Managerial Responsibility		
Grant Dawson	69	499,819
Catherine May	69	35,954
Anne Minto	69	258,283
Chris Weston	69	252,201

* The 'Number of Shares Acquired' includes 47 Partnership shares acquired at 266.25 pence per share and 22 Matching shares acquired at 264.92 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 7,000 ordinary shares of 6 14/81 pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards March's allocation of Matching shares.

The SIP is made available to all UK employees and operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 22 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 March, 2009
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	**3** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

2 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

<u>Centrica plc</u>

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

2 March 2009

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

As at 27 February 2009, the issued capital of the Company comprised 5,107,983,787 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 5,107,983,787 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 3 March, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

3 March 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

3 March 2009

Director/PDMR shareholding

Notification of Directors' Interests in Shares

On 2 March 2009, 94,130 Centrica ordinary shares of $6^{14}/_{81}$ pence each, in respect of one-off awards made under the terms of the Special Long Term Incentive Scheme (SLTIS) in September 2008, were transferred to Mark Hanafin, Managing Director Centrica Energy & Europe. These awards, which were made in accordance with the terms of his engagement were not subject to any performance conditions and were released by the trustee of the SLTIS.

On release, Mark Hanafin was liable to pay income tax at his marginal rate and National Insurance contributions at 1% on the value of the shares. Accordingly, the trustee of the SLTIS sold shares (41%) to meet these liabilities. The shares were sold at 262.00p on 2 March 2009.

The specific details of the release and disposal are as follows:

	Shares released	**Shares sold**	**Net number of shares transferred to participant**
Mark Hanafin	94,130	38,594	55,536

The remaining SLTIS award over 94,130 Centrica plc ordinary $6\ ^{14}/_{81}$ pence shares made on 26 September 2008 will vest on 28 February 2010 provided Mark Hanafin remains in employment with Centrica plc until the vesting date.

Following the above release Mark Hanafin had a total interest over 858,060 Centrica plc ordinary $6\ ^{14}/_{81}$ pence shares.

Enquiries:

Centrica Media Relations: 0845 072 8001
Centrica Investor Relations: 01753 494900

END